Note; after 11-K is final, export project and import project rename to 5500 and updated filing type to supplement. add 5500 opinion, delete exhibits and update table of contents. These sections are not used in the 11-K project but keep them so we don't have to maintain and input $ into two projects

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission File Number: 001-07982

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

RAVEN INDUSTRIES, INC. 401(k) PLAN

B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive office:
Raven Industries, Inc.
205 East 6th Street, P.O. Box 5107,
Sioux Falls, SD 57117-5107

RAVEN INDUSTRIES, INC. 401(k) PLAN
INDEX

The Raven Industries, Inc. 401(k) Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA); therefore, the Plan's financial statements and supplemental schedules included in this Annual Report on Form 11-K for the years ended December 31, 2014 and December 31, 2013 have been prepared in accordance with the financial reporting requirements of ERISA.

DESCRIPTION	PAGE
Report of Independent Registered Public Accounting Firm	3

Financial Statements:
Statements of Net Assets Available for Benefits	4
Statements of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6

Supplemental Schedule
Schedule H, line 4i - Schedule of Assets (Held at End of Year)	14

Exhibits
Exhibit 23 - Consent of Independent Registered Public Accounting Firm	15

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and 401(k) Investment Committee of
Raven Industries, Inc. 401(k) Plan
Sioux Falls, South Dakota

We have audited the accompanying statements of net assets available for benefits of Raven Industries, Inc. 401(k) Plan (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States.) Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Raven Industries, Inc. 401(k) Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of Assets Held at End of Year as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of Raven Industries, Inc. 401(k) Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Eide Bailly LLP
Minneapolis, Minnesota
June 19, 2015

RAVEN INDUSTRIES, INC. 401(k) PLAN
Statements of Net Assets Available for Benefits

	As of December 31
	2014	2013
ASSETS
Investments, at fair value	$43,560,622	$41,181,277

Notes receivable from participants, net	1,704,904	1,334,033

Contributions receivable
Participant contributions	100,145	104,907
Employer contributions	88,647	99,733
Loan repayment receivable	26,346	24,355
Total contributions receivable	215,138	228,995

Cash	346	388

Net assets reflecting all investments at fair value	45,481,010	42,744,693

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(13,419)	(13,172)

NET ASSETS AVAILABLE FOR BENEFITS	$45,467,591	$42,731,521

The accompanying notes are an integral part of the financial statements.

RAVEN INDUSTRIES, INC. 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2014	2013
ADDITIONS
Investment income
Interest and dividends	$2,961,995	$1,723,735
Net (depreciation) appreciation in fair value of investments	(980,888)	4,738,837
	1,981,107	6,462,572

Interest income on notes receivable from participants	62,675	54,373

Contributions
Participant contributions	2,867,092	2,828,717
Employer contributions	1,765,766	1,753,199
Rollover deposits	531,654	314,362
	5,164,512	4,896,278

Other income	43,095	—

DEDUCTIONS
Benefits paid to participants	4,502,040	4,304,574
Deemed distributions	429	27,327
Administrative fees	12,850	12,025
	4,515,319	4,343,926

Net increase in net assets available for benefits	2,736,070	7,069,297

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	42,731,521	35,662,224
End of year	$45,467,591	$42,731,521

The accompanying notes are an integral part of the financial statements.

RAVEN INDUSTRIES, INC. 401(k) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

1.	Plan Description

The following description of the Raven Industries, Inc. 401(k) Plan (the Plan) provides only general information. Reference should be made to the Plan agreement and amendments for a more complete description of the provisions of the Plan.

General
The Plan is a contributory defined contribution 401(k) savings plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan covers substantially all employees of Raven Industries, Inc. (Raven or the Plan Sponsor) and subsidiaries (collectively referred to as the Company) except for Vista Research, Inc., a wholly owned subsidiary purchased in January 2012, which administers its own company 401(k) plan. Union members, leased employees and foreign citizens working outside the United States of America are not eligible to participate in the Plan.

The trustee of the Plan is Bank of America Merrill Lynch (Plan Trustee).

Eligibility and Vesting
Employees are eligible to participate in the Plan beginning the first quarterly enrollment date (calendar quarters) subsequent to meeting the eligibility requirements (attaining age 18 and completing ¼ year of service). Participants are 100% vested at all times in their individual contributions, Company contributions, and earnings thereon.

Participant Contributions
Employees who do not elect otherwise are automatically enrolled in the Plan upon becoming eligible with pre-tax contributions set at 3% of eligible compensation. Employees may elect to make contributions of up to 50% of eligible compensation. The aggregate of all such deferrals is subject to the maximum permitted by law.

Employees eligible to make elective deferral contributions and have or will attain age 50 by the end of the calendar year are allowed to defer an excess of the otherwise applicable Plan and tax law limits on elective deferral contributions (catch-up contributions). Catch-up contributions are further limited by tax law applicable to the Plan Year.

Employer Contributions
The Company makes matching Safe Harbor contributions of 100% of elective deferrals up to the first 3% of compensation plus 50% of elective deferrals that exceed 3% of compensation but do not exceed 5% of compensation.

Effective January 1, 2014, the employer may elect annually to make discretionary profit sharing contributions to participants that meet eligibility requirements based on classifications under the Plan.

Participant Accounts and Allocations
Each participant’s account is credited with the participant’s contributions, rollover deposits, the Company’s contributions and an allocation of the Plan earnings and expenses, and Company discretionary contributions, if any. Company contributions are invested in the same investment funds, in the same percentage, as elected by the participant.

Investment Options
Participants are allowed to change their allocation percentages and their investment elections daily among the various investment fund options offered by the Plan. Raven common stock is an investment option under the Plan. Raven common stock is purchased in the open market by the Plan Trustee. Participant investment elections, including allocation percentages may not exceed 20% in Raven common stock.

Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 minus the highest outstanding loan amount during the prior 12 months or 50% of their account balance at the time of loan origination. Loan fees are charged separately to the accounts of individuals who choose to exercise the Plan’s loan feature. The loans are secured by the balance in the participant’s account and bear interest at rates approximating the prime interest rate plus 1% at the time of loan origination. Principal and interest is paid ratably through automatic payroll deduction. Each participant may have no more than two outstanding loans at any time. Loans outstanding as of December 31, 2014 bear interest at rates ranging from 4.25% to 5.75% and are payable through 2029. Loans outstanding as of December 31, 2013 were at interest rates ranging from 4.25% to 6.00% and were payable through 2028.

Benefits
Participants may receive distributions from their vested accounts under the Plan upon termination of employment (account balances of $5,000 or less are automatically distributed or rolled into a Merrill Lynch IRA) or attainment of normal retirement age (age 55 with 5 years of service whichever is later). In-service distributions are permitted upon reaching age 59 1/2. Any participant who was a participant in the Plan on September 14, 2007, attained the age of 55 and 5 years of service may make an in-service withdrawal upon age 55 and with 5 years of service. Distributions prior to age 59 1/2 are subject to a tax penalty. A participant who is continuing employment with the Company after attaining age 70 1/2 must take at least the minimum required distribution, as defined by the Plan document.

Termination
Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, distributions of account balances will be made in accordance with Plan documents.

Death Benefits
The designated beneficiary is entitled to a death benefit distribution equal to the employee’s vested balance.

Administrative and Investment Fees
The cost of administrative services such as Plan record keeping, trustee services, and electronic access to Plan information are included in the investment management fees that are reflected as a reduction of investment returns. A Service Agreement (the Agreement) entered into by the Plan Sponsor and the Plan Trustee allows the Plan Sponsor to be reimbursed (revenue sharing) by the Plan Trustee for qualified reimbursable Plan expenses paid by the Plan Sponsor. If the revenue sharing funds specified by the Agreement exceeds the Plans Sponsor’s qualified reimbursable Plan expenses, the Plan Sponsor may allocate the excess to the Plan participants. Revenue sharing funds in excess of qualified reimbursable Plan expenses is reported as Other Income in the Statement of Changes in Net Assets Available for Benefits.

2. Significant Accounting Policies

Basis of Accounting
The Plan’s financial statements are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make certain estimates and assumptions that affect the reported amounts of assets available for Plan benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction (i.e., not a forced transaction, such as a liquidation or distressed sale) between market participants at the measurement date. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold and investments held during the year.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for the portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document. Interest income on notes receivable is recorded when it is earned. The allowance for credit losses as of December 31, 2014 and December 31, 2013 was $19,284.

Benefits Paid to Participants
Benefits are recorded in the Statements of Changes in Net Assets Available for Benefits when paid.

Subsequent Events
The Plan has evaluated subsequent events through June 19, 2015, the date the financial statements were available for issuance and has disclosed the appropriate events in Note 9 Subsequent Events of this Form 11-K.

Recent Accounting Pronouncements
There were no accounting pronouncements adopted in 2014 or pending at December 31, 2014 that were of significance or potential significance to the Plan.

3. Risks and Uncertainties

The Plan provides for various investment options in a combination of investment securities. Investment securities are exposed to various risks including, but not limited to, interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

4. Investments and Fair Value Measurements

Accounting guidance establishes a framework for measuring fair value that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy distinguishes between fair valuation assumptions based on observable and unobservable inputs and consists of three levels:

Level 1	Quoted market prices in active markets that the Plan has the ability to access for identical assets or liabilities.
Level 2	Inputs other than Level 1 inputs that are either directly or indirectly observable including -
Quoted prices for similar assets or liabilities in active markets;
Quoted prices for identical or similar assets or liabilities in inactive markets;
Inputs other than quoted prices that are observable for the asset or liability; or
Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.
Level 3	Unobservable inputs which reflect estimates and assumptions that a market participant would use.

The following is a description of valuation methods used for assets recorded at fair value at December 31, 2014 and 2013:

•	Money market funds - Valued at the net asset value (NAV) based on the daily closing price as reported by the fund. Money market funds are classified within Level 1 of the fair value hierarchy.

•
Mutual funds - Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds registered with the Securities and Exchange Commission. These funds are required to publish their NAV daily and to transact at that price. Mutual funds are classified within Level 1 of the fair value hierarchy.

•
Common collective trusts -The investments include a capital preservation trust and an S&P 500 index trust. The Plan’s interests in these trusts are valued based on the NAV reported by the trustee of the funds. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. Fair values for the underlying assets of the trusts were based on either quoted prices in active markets or observable inputs or quotations from inactive markets. The Plan's investments in these trusts are classified within Level 2 of the fair value hierarchy.

•
Common stocks - The investment relates to self-directed brokerage accounts held by participants and Raven common stock purchased in the open market. Common stocks are valued at the closing price reported on the active market on which the individual securities are traded and are classified within Level 1 of the fair value hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The availability of observable market data is monitored to assess the appropriate classifications of financial instruments within the fair value hierarchy. Changes in economic conditions or valuation techniques may require transfer of financial instruments from one fair value level to another. For the years ended December 31, 2014 and December 31, 2013 there were no transfers in or out of Levels 1, 2, or 3.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value, including those that individually represent 5% or more of the Plan’s assets, as of December 31, 2014 and 2013:

		As of December 31
	Category(a)	2014		2013
Money market fund (Level 1)
Ready Assets Prime Money Fund	Money Market	$358,571		$239,743
BlackRock (BIF) Money Fund	Money Market	2,826		1,517
		361,397		241,260

Mutual funds (Level 1)
MFS International Value	Foreign Large Blend	3,375,539	(b)	3,246,068	(b)
PIMCO Total Return Fund	Intermediate Term Bond	4,401,746	(b)	4,087,106	(b)
BlackRock Global Allocation Fund	World Allocation	11,802,994	(b)	11,328,609	(b)
American Growth Fund of America	Large Growth	4,364,771	(b)	4,005,954	(b)
Victory Small Cap Opportunity	Small Value	5,351,563	(b)	5,190,346	(b)
Victory Special Value	Mid-Cap Blend	2		2
Lord Abbett Value Opportunities Fund	Mid-Cap Blend	2,626,642	(b)	2,274,801	(b)
Invesco Growth & Income	Large Value	3,528,016	(b)	3,423,434	(b)
		35,451,273		33,556,320
Common collective trusts (Level 2)
SSGA S&P 500 Index Fund	Large Blend	3,333,406	(b)	2,580,631	(b)
Federated Capital Preservation Trust (c)	Stable Value	4,154,412	(b)	4,576,454	(b)
		7,487,818		7,157,085

Common stock (Level 1)
Raven Industries, Inc.	Common stock	223,711		210,312
Participant self-directed brokerage account	Common stocks	36,423		16,300
		260,134		226,612

Total investments at fair value		$43,560,622		$41,181,277

(a) Morningstar category
(b) Represents 5% or more of plan assets
(c) Benefit Responsive Investment Contract: For 2014 and 2013 the average yield was 1.64% and 1.21% and the crediting interest rates were 1.45% and 1.17%, respectively, for the Federated Capital Preservation Trust.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	As of December 31
	2014	2013
Mutual funds	$(1,241,143)	$4,000,639
Common collective trusts	366,508	673,274
Common stocks	(106,253)	64,924
Total (depreciation) appreciation, net	$(980,888)	$4,738,837

The classification of investment earnings reported above and in the statement of changes in net assets may differ from the classification of earnings on Form 5500 due to different reporting requirements on Form 5500.

Financial Accounting Standards Board Accounting Standards Update 2009-12, "Fair Value Measurement and Disclosure (Topic 820): Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent)," requires disclosures of certain attributes in entities that calculate a net asset value per share (or its equivalent) and do not have a readily determinable fair value. The following table sets forth the disclosure of the attributes at December 31, 2014 and 2013:

	2014
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Common collective trusts:
Federated Capital Preservation Trust	$4,154,412	—	Daily	Daily
SSGA S&P 500 Index Fund	3,333,406	—	Daily	Daily

	2013
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Common collective trusts:
Federated Capital Preservation Trust	$4,576,454	—	Daily	Daily
SSGA S&P 500 Index Fund	2,580,631	—	Daily	Daily

The Federated Capital Preservation Trust's objective is stability of principal and high current income. To pursue its objective, the fund invests in stable value products, including Guaranteed Investment Contracts (GICs), synthetic GICs, and money market mutual funds and stable value products that can be carried at contract value.

The SSGA S&P 500 Index Fund seeks an investment return that approximates the performance of the Standard and Poor’s 500 Composite Stock Index over the long term.

5. Tax Status

The Company has adopted a prototype plan sponsored by Bank of America Merrill Lynch. The prototype plan has received an opinion letter dated March 31, 2008 in which the Internal Revenue Service (IRS) stated that the prototype plan was in compliance with the applicable requirements of the Internal Revenue Code (the Code). In addition, the opinion letter stated that an employer who adopts this prototype plan may rely on the prototype plan opinion letter with respect to the qualification of its plan under the Code. Therefore, the Plan administrator believes that the Plan continues to be designed and operated in all material respects in compliance with the applicable requirements of the Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits of any tax periods in process. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

6. Related Party and Party-in-Interest Transactions

Certain Plan investments are shares of funds managed by Bank of America Merrill Lynch, the Plan Trustee. These transactions qualify as exempt party-in-interest transactions. Some fees paid by the Plan for recordkeeping, trustee and investment management were included as a reduction of the return earned on investments. Fees paid directly by the Plan for investment management and recordkeeping services were $12,850 and $12,025 for the year ended December 31, 2014 and 2013, respectively.

Plan investments also include shares of Raven common stock. During 2014 and 2013, the Plan made open-market purchases of approximately $178,000 and $231,000 and sales of approximately $58,000 and $66,000, respectively, of Raven common stock. During the year ended December 31, 2014 and 2013, the Plan recorded dividend income of approximately $3,400 and $2,000, respectively, on this common stock.

7. Plan Amendments

The Plan was amended effective January 1, 2014 to allow Raven to provide for allocation of discretionary profit sharing contributions based on a classification of participants. The specific classifications of participants should be such that resulting allocations are provided in a definite predetermined formula that complies with Treasury Reg. 1.401-(b)(1)(ii).

Material plan amendments executed during the 2014 Plan Year but not effective until 2015 are more fully described in Note 9 Subsequent Events of this Form 11-K.

There were no material plan amendments during the year ended December 31, 2013.

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2014	2013
Net assets available for benefits per the financial statements (contract value)	$45,467,591	$42,731,521
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	13,419	13,172
Net assets available for benefits per the Form 5500 (fair value)	$45,481,010	$42,744,693

The following is a reconciliation of the change in net assets available for benefits per the financial statements to the 2014 Form 5500:

December 31
2014
Increase in net assets per the financial statements	$2,736,070
Adjustment from fair value to contract value for fully benefit-responsive investment contract	247
Net income per form 5500	$2,736,317

9.	Subsequent Events

Raven acquired all of the issued and outstanding shares of Integra Plastics, Inc. (Integra) in a transaction that closed on November 3, 2014 and Integra was merged into Raven. At the time of its acquisition, Integra sponsored a profit sharing and savings plan, the Integra Plastics, Inc. 401(k) Profit Sharing Plan (the Integra Plan), for its employees. Pursuant to a Plan Merger Agreement entered into in December 2014, the participants in the Integra Plan ceased to be participants of the Integra Plan and became eligible participants in the Plan effective on January 1, 2015. Subsequent to the merger of the Integra Plan into the Plan, the trustee of the Integra Plan transferred all assets and accrued benefits held to the Plan. Participants in the Integra Plan were given credit for all past years of service with Integra and Raven for eligibility and vesting purposes. All nonvested balances transferred from the Integra Plan to the Plan became 100% vested on the date of transfer. The assets transferred in 2015 from the Integra Plan to the Plan totaled about $1,934,000 and are not reported in the Statement of Net Assets Available for Benefits at December 31, 2014 in this Form 11-K.

In an amendment executed December 31, 2014 and effective January 1, 2015, the Plan was amended and restated in its entirety by adoption of the Merrill Lynch Prototype Defined Contribution Plan and Trust (nonstandardized) 401(k) Profit Sharing Plan to comply with current plan qualification requirements under the Internal Revenue Code. The prototype plan adopted effective January 1, 2015 received an opinion letter dated March 31, 2014 in which the IRS stated that the prototype plan was in compliance with the applicable requirements of the Code. In addition, the opinion letter stated that an employer who adopts this prototype plan may rely on the prototype plan opinion letter with respect to the qualification of its plan under the Code. Therefore, the Plan administrator believes that the Plan, as amended, continues to be designed in all material respects in compliance with the applicable requirements of the Code.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

RAVEN INDUSTRIES, INC. 401(k) Plan

/s/ Janet L. Matthiesen
Janet L. Matthiesen
Vice President of Human Resources, Raven Industries Inc.
Plan Administrator
Date: June 19, 2015

RAVEN INDUSTRIES, INC. 401(k) PLAN
Schedule Of Assets Held At December 31, 2014
Schedule H, Part IV, Line 4i
Plan 001, EIN: 46-0246171

(a)	(b)	(c)	(d)	(e)
	Identity of issue,
	borrower, lessor, or	Description of Asset including maturity date,	Cost	Current
	similar party	rate of interest, collateral, par or maturity value	**	value
	MFS	Mutual Fund - International Value		$3,375,539
	American	Mutual Fund - Growth		4,364,771
	Victory	Mutual Fund - Small Company Opportunity		5,351,563
*	BlackRock	Mutual Fund - Global Allocation		11,802,994
	PIMCO	Mutual Fund - Total Return		4,401,746
	Lord Abbett	Mutual Fund - Value Opportunity		2,626,642
	Victory	Mutual Fund - Special Value		2
	Invesco	Mutual Fund - Growth & Income		3,528,016
	SSGA	Common Collective Trust - S&P 500 Index		3,333,406
	Federated	Common Collective Trust - Capital Preservation		4,154,412
*	BlackRock	Money Fund - Ready Assets Prime		358,571
*	BlackRock (BIF)	Money Fund - Money Market		2,826
*	Raven Industries, Inc.	Common Stock - Raven Industries, Inc.		223,711
	Stock holdings	Common Stock - Participant self-directed brokerage account		36,423
*	Participant Loans	Participant Loans Receivable (4.25 % to 5.75%, payable 2015 thru 2029)	—	1,704,904
	Cash			346
	Total Assets			$45,265,872

*	Denotes party-in-interest or related party
**	Not applicable for participant directed investments

Exhibits

Exhibit Number	Description
23	Consent of independent registered public accounting firm